November 27, 2019

Timothy P. Noyes
President and Chief Executive Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

       Re: Proteon Therapeutics, Inc.
           Registration Statement on Form S-4
           Filed November 7, 2019
           File No. 333-234549

Dear Mr. Noyes:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed November 7, 2019

Exclusive Forum, page 259

1. We note that Article Eleven of your charter provides that the Court of Chancery of the
       State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on Proteon's behalf. Please revise your disclosure on page 259 to identify the Court of Chancery as the exclusive forum and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
 Timothy P. Noyes
FirstName LastNameTimothy P. Noyes
Proteon Therapeutics, Inc.
Comapany 27, 2019
November NameProteon Therapeutics, Inc.
Page 2
November 27, 2019 Page 2
FirstName LastName
         Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Pro Forma Condensed Statement of Operations - for the Year Ended Deember 31,
2018
Pro Forma Condensed Statement of Operations - for the Nine Months Ended September 30,
2019, page PF-4

2. Revise to disclose how you determined the pro forma adjustments to weighted average common shares outstanding in Notes C and DD.
3. Explain to us your basis for the adjustment to general and administrative expenses in Note
         CC and how this complies with the guidance in Rule 11-02(6) of Regulation S-X.
I. Business Combination
Accounting for the Merger, page PF-7

4. You state on page 2 that immediately after the Merger and closing of the Private
         Placement, the holders of former ArTara capital stock are expected to hold approximately
         28.67% of the Proteon capital stock on a fully diluted basis and that the investors in the
         Private Placement will hold approximately 60.93%. Please provide us with your analysis of how you determined that the transaction qualifies as a reverse merger with ArTara being the accounting acquirer and how you considered the concurrent private placement issued after the Effective Time discussed on page PF-6. Refer to ASC 805-10-55-10. In this respect, please address the following:
           Clarify in the filing what you mean on page 242 by "the terms of Proteon's (and, after the effectiveness of the Merger, the combined company's) Class III, Class I and Class
              II directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2020, 2021, and 2022, respectively". Specifically clarify if the existing Proteon directors will be on the board until their terms expire alongside the new management and directors listed on page 242.
           Provide us the composition of the Investors in the Private Placement and the
              affiliation, if any, to Proteon and ArTara. Tell us what percentage ownership the lead
              Investor will have in the company after the merger and Private Placement.
           Tell us what role the Investors in the Private Placement will have in the combined company either on the board or elsewhere after the Private Placement and what rights, including voting rights after the automatic conversion to common stock, the
              Investors will have following the transaction. In this respect, we note on page 18 that the Investors have the right to nominate directors to the Proteon Board and non-
              voting board observers and on page 87 certain investors have the ability to control or significantly influence certain matters submitted to the combined company's stockholders for approval.
           Clarify how many directors the Investors may nominate.
 Timothy P. Noyes
FirstName LastNameTimothy P. Noyes
Proteon Therapeutics, Inc.
Comapany 27, 2019
November NameProteon Therapeutics, Inc.
November 27, 2019 Page 3
Page 3
FirstName LastName
              Tell us if the Investors have the ability to elect the board or vote for other major decisions based on their majority ownership or other rights after automatic conversion to common stock.
III. Pro forma Adjustments, page PF-8

5. Please disclose the nature of the $6,299,000 cash payment in Note 6, who this is being paid to and explain to us where this is discussed in the filing.
6. Please revise to clarify how you determined the amounts included in the purchase price allocation in Note 7. Explain to us how the market capitalization of Proteon in Note 7 considers the guidance in ASC 805-40-30-2 which indicates that the "acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition". Explain the basis for recording goodwill in this transaction.
7. Revise Note 7 to disclose what the $3,050,000 cash included in the purchase price allocation represents and clarify where this is discussed in the filing. In addition, separately disclose goodwill and any specific intangible assets acquired.
Pro Forma Combined Earnings Per Share, page PF-11

8. Revise to disclose how you determined the adjustments to ArTara weighted average shares outstanding due to Exchange Ratio and adjustments to Proteon weighted average shares due to Proteon Reverse Split Ratio for the year ended December 31, 2018 and nine months ended September 30, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Timothy P. Noyes
Proteon Therapeutics, Inc.
November 27, 2019
Page 4

       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Legal Branch Chief, at (202)
551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameTimothy P. Noyes
                                                          Division of
Corporation Finance
Comapany NameProteon Therapeutics, Inc.
                                                          Office of Life
Sciences
November 27, 2019 Page 4
cc:       Julio Vega
FirstName LastName